3Q 2007 Results Report

07027356

(Billions of KRW)

	2007 3Q	2007 2Q	2006 3Q
Sales	5,690	5,903	6,054
Gross Profit	1,200	1,323	1,461
Operating Income	92	146	197
Ordinary Income	387	461	31
Net Income	339	385	23

- *These 3rd quarter results have not been audited by the Company's external auditor and are thus subject to change during review by the auditor. Please see other notes and disclaimers at our website*
- *Website : http://www.lge.com/ir/news_ir/detail/PRE|MENU^PRER|MENU_20637_PRER|MENU.jhtml*